Exhibit 99.1

NEWS RELEASE

YAMANA GOLD REPORTS RECORD 2008 REVENUE, NET EARNINGS AND CASH FLOW

TORONTO, ONTARIO, March 4, 2009 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced its financial and operating results for the fourth quarter and year ended December 31, 2008.  All dollar amounts are expressed in United States dollars unless otherwise specified.

2008 FOURTH QUARTER AND FULL YEAR HIGHLIGHTS

Financial and Operating

Highlights for the three-and twelve-month periods ended December 31, 2008 include:

•	Revenues of $1.1 billion for the year.
•	Net earnings of $179.4 million, or $0.25 per share, and $434.8 million or $0.63 per share, respectively.
•	Total production from all mines of 254,774 gold equivalent ounces (GEO) and 982,897 GEO, respectively, in line with previously announced guidance.
•	Average co-product cash cost of $383 per GEO and $384 per GEO, respectively, in line with previously announced guidance. By-product cash costs for the year were $136 per GEO.

Development and Exploration

Operational highlights for the period ended December 31, 2008 include:

•	Commenced operations at Gualcamayo and São Vicente during the fourth quarter.
•	Began commissioning the expansion at Minera Florida in the fourth quarter resulting in a throughput increase to 2,000 tonnes per day.
•	Completed updated feasibility study for the expansion at Chapada and commenced the first phase of expansion to 20 million tonnes per year with completion expected mid-2009.
•	Increased proven and probable gold reserves by 1.5 million ounces over mined ounces in 2008 to a record level of 19.4 million ounces.

Highlights subsequent to the fourth quarter include:

•	Provided positive Mercedes pre-feasibility and Ernesto/Pau-a-Pique scoping study results with resource estimate update.
•	Announced results to QDD Lower West feasibility level study update providing positive economic results and demonstrating an increase in gold resources.

Corporate Activities

Corporate highlights for the three-month period ended December 31, 2008 include:

•	Completed C$135 million equity financing.
•	Secured additional $200 million revolving credit facility.
•	Monetized a portion of its longer-term copper hedge contracts mitigating provisional price adjustment relating to previously sold concentrate.
•	Further mitigated currency risk in Brazil.
•
Sold Yamana’s 40 per cent joint venture interest in the Rossi Mine in Nevada for total consideration of $29.2 million. The interest was non-core and sold to Barrick Gold which was the majority owner and operator of the mine.

“In 2008, we continued our efforts to build a solid foundation for our growth,” commented Peter Marrone, Yamana’s chairman and CEO.  “Our technical teams substantially completed the construction of two new gold mines, which will be the key drivers of production growth in 2009.  We expect to increase production by approximately 35% in 2009 to more than 1.35 million gold equivalent ounces from mines already in production, and our growth is 100% precious metals.  With seven operating mines, the two mines I just referred to in commissioning and four advanced development opportunities, Yamana has a unique offering of growth, sustainability and value. We have grown ten-fold in terms of production since we began in 2003 and we intend to double that production into 2012.”

“We began to experience declining costs during the fourth quarter, confirming the expected downward trend and further increasing our margin to the gold price,” continued Mr. Marrone. “In 2009, we will continue to focus on our core and principal mines which comprise the majority of our value and also intend to maintain our low cost advantage and maximize our cash position and cash flow. After consolidating our operations and efforts in 2008, we are now better positioned to meet expectations for production and costs in 2009.  Increasing precious metals production in an environment of comparatively lower costs with increasing precious metal prices should place us in an enviable position as one of the best cash flow generating companies in the industry, all of which is the result of those significant efforts in 2008.”

FINANCIAL AND OPERATING SUMMARY
Revenues, net earnings and cash flow from operations were impacted by a significant non-recurring pricing adjustment driven by a significant change in copper prices on sales of copper concentrate. Negative pricing adjustments for the fourth quarter were $74.1 million on revenues and $80.7 million on cash flows. The extent of these adjustments is considered to be non-recurring and unprecedented due to the magnitude of the change in the copper prices during the quarter.  The growth in contribution to revenue, earnings and cash flow subsequent to the fourth quarter is almost entirely from precious metals and will continue to increase as gold production increases.

Revenues for the three-month period ended December 31, 2008 were $114.1 million and for the year was $1.1 billion, representing a 41 per cent increase from the previous year.  Excluding the non-recurring pricing adjustment, fourth quarter revenues were $188.2 million.

Net earnings for the three-month period ended December 31, 2008 were $179.4 million, or $0.25 per share, and for the year were $434.8 million, or $0.63 per share, representing a 176 per cent increase from the prior year.  Excluding the non-recurring pricing adjustment, fourth quarter earnings were $228.3 million after income tax.

Cash flow from operations, after changes in non-cash working capital items, for the three-month period ended December 31, 2008 was $103.4 million and for the year was $328.7 million, representing a 17% increase from the prior year.  Excluding pricing adjustments, fourth quarter cash flow from operation after changes in non-cash working capital was $184.1 million.

Total production for the three-month period ended December 31, 2008 was 254,774 GEO, representing an 22 per cent increase from the fourth quarter last year.  Total production for the year was 982,897 GEO, representing a 65 per cent increase from the prior year. In 2008, production at El Peñón increased to more than 400,000 GEO and production at Jacobina increased 35% from the prior year.

Co-product cash costs for the three month-period ended December 31, 2008 were $383 per GEO, 16% lower than third quarter 2008 co-product cash costs which were $454 per GEO, confirming the expected downward trend.  The Company believes that further improvements in costs are expected to be realized over time. Co-product cash costs for the year were $384 per GEO, compared to $330 per GEO for the prior year. By-product cash costs for the year were $136 per GEO, compared to $(182) per GEO for the prior year.

Overview of Financial Results

The following table presents a summary of financial information for the three and twelve months ended December 31, 2008:

(in thousands of dollars)	Q4 2008	Full Year 2008

Revenues	$188,282	$1,037,238
Pricing adjustments related to prior period revenues	(74,138)	17,369
Total revenues	114,144	$1,054,607

Cost of sales	(117,131)	(496,766)
Depreciation, amortization and depletion	(48,185)	(190,893)
Accretion of asset retirement obligations	(615)	(4,175)

Mine operating earnings	(51,787)	362,773
Pricing adjustments related to prior period revenues	74,138	(17,369)
Mine operating earnings excluding pricing adjustments	22,351	345,404

Expenses
General and administrative	(12,924)	(70,643)
Exploration and other expense	(8,317)	(26,188)
Write-off of mineral interests	(58,993)	(58,993)

Operating earnings (loss)	(132,021)	206,949

Other business income	173,101	47,758
Unrealized gain on derivatives	137,534	173,985

Earnings (loss) before income taxes	178,614	428,692

Income tax (expense) recovery	6,744	(19,683)
Non-controlling interest	(5,993)	25,763

Net earnings	$179,365	$434,772

Basic earnings (loss) per share	$0.25	$0.63
Diluted earnings (loss) per share	$0.25	$0.62

Cash flow from operating activities (after changes in non-cash working capital items)	$103,371	$328,675

Capital expenditures	$170,181	$586,920

Cash and cash equivalents (end of period)	$170,137	$170,137

Average realized gold price per ounce	$789	$871
Average realized silver price per ounce	$10.20	$15.18
Chapada average realized copper price per lb	$1.59	$3.17

Gold sales (ounces) (excluding Alumbrera)	166,009	719,701
Silver sales (millions of ounces)	2.2	9.8
Chapada payable copper contained in concentrate sales (millions of lbs)	30.1	131.9

Further details of the 2008 fourth quarter and year-end results can be found in the Company’s unaudited Management’s Discussion and Analysis and unaudited Financial Statements at www.yamana.com, in the “Investors” section under “Financial and Corporate Reports”.

OPERATIONS REVIEW

Three months ended December 31, 2008
	Total Production (GEO)*	Total Sales (GEO)*	Co-product Cash Costs (US$ per GEO)*

	Q4	Q4	Q4

Chapada	35,263	24,621	293
El Peñón	97,944	88,723	332
Jacobina	23,439	20,510	573
Minera Florida	16,366	15,668	463
Fazenda Brasileiro	24,143	21,683	360
São Francisco	21,569	20,028	544
San Andrés	15,136	13,990	429
Total before equity interest	233,860	205,223	388
Alumbrera (12.5% interest)	20,914	20,643	323
Total	254,774	225,866	383

Twelve months ended December 31, 2008
	Total Production (GEO)*	Total Sales (GEO)*	Co-product Cash Costs (US$ per GEO)*

	2008	2008	2008

Chapada	150,037	149,549	337
El Peñón	407,944	386,182	308
Jacobina	73,240	69,792	411
Minera Florida	64,615	67,281	398
Fazenda Brasileiro	96,092	95,461	423
São Francisco	75,936	78,401	629
San Andrés	47,760	45,141	584
Rossi (40%)	4,222	5,913	661
Total before equity interest	919,846	897,720	382
Alumbrera (12.5% interest)	63,050	61,319	431
Total	982,897	959,039	384
* GEO calculations for production are based on an assumed gold to silver ratio of 55:1 which is a longer-term historical average.

OUTLOOK
The Company remains focused on its core mines, generating cash flow, preserving capital, maximizing cash balances and maintaining maximum flexibility across its various interests including its development stage and near development stage projects.  The Company continues to focus on containing costs and ensuring effective management of capital expenditures. It will also continue to be committed to prudent and disciplined growth and will continue to improve the value and returns of its various projects. In 2009, the focus will be to increase mineral resources and mineral reserves and refine cost analyses for four of the Company’s principal development or near development stage projects with the intention of making construction decisions subsequently.

With total cash and available credit at approximately $420 million, supplemented by robust cash flow in addition to assets with additional cash value, Yamana is well positioned financially to fund its strategic growth plans.  Yamana continues with its plan to increase annual production to 2.0 million gold equivalent ounces in 2012. The advancement of certain development stage projects once construction decisions are made would advance Yamana toward that target.

QUARTERLY DIVIDEND
Shareholders of record at the close of business on Tuesday, March 31, 2009 will be entitled to receive payment of the first quarter dividend of $0.01 per share on Tuesday, April 14, 2009. The dividend is an “eligible dividend” for Canadian tax purposes.

CONFERENCE CALL
A conference call and audio webcast is scheduled for March 5, 2008 at 11:00 a.m. E.T. to discuss the 2008 fourth quarter and year end results.

Conference Call Information:

Local and Toll Free (North America):	1-877-874-1570
International:	719-325-4757
Participant Audio Webcast:	www.yamana.com

Conference Call REPLAY:

Toll Free Replay Call (North America):	1-888-203-1112, Passcode: 9741441#
Replay Call:	719-457-0820, Passcode: 9741441#

The conference call replay will be available from 1:00 p.m. EST on March 5, 2009 until 11:59 p.m. EST on March 12, 2009.

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

UPCOMING EVENTS
▪	Update to Pilar resource estimate: Q2 2009
▪	Update to C1 Santa Luz economic analysis: Q2 2009
▪	Pilar initial feasibility study: H2 2009
▪	C1 Santa Luz construction decision: H2 2009
▪	Ernesto/Pau-a-Pique feasibility study and construction decision: by end of 2009
▪	Mercedes feasibility study and construction decision: Q1 2010
▪	Pilar construction decision: Q1 2010

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Central America. Yamana is producing gold and other precious metals at intermediate company production levels. The Company plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina, Chile and elsewhere in the Americas.

MEDIA INQUIRIES:
Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

FOR FURTHER INFORMATION PLEASE CONTACT:

Jodi Peake	Letitia Wong
Vice President, Corporate Communications &	Director, Investor Relations
Investor Relations	(416) 815-0220
(416) 815-0220	Email: investor@yamana.com
Email: investor@yamana.com
www.yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development and production time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2008 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NON-GAAP MEASURES
The Company has included certain non-GAAP measures including cash cost per gold equivalent ounce (“GEO”) data, adjusted net earnings (loss) and adjusted net earnings (loss) per share to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

The Company has included cash cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Cash costs are calculated on a by-product and co-product basis. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard. By-product cash costs are computed by deducting by-product copper and zinc revenues from operating cash costs. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals based on an estimated or assumed ratio. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has provided a formal reconciliation of these statistics in the Company’s Management’s Discussion and Analysis for the quarter ended September 30, 2008 available at www.sedar.com or on the Company’s website at www.yamana.com.